

March 3, 2015

Via E-mail
Mr. Colin Watt
President and Chief Executive Officer
Lynden Energy Corp.
888 Dunsmuir Street, Suite 1200
Vancouver, British Columbia

> **Re:** **Lynden Energy Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 10, 2015**
> **File No. 0-55301**

Dear Mr. Watt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 5

Production, Price and Cost Data, page 14

1. We note your response to comment 5 in our letter dated January 20, 2015 and the revised disclosure relating to the average sales prices by individual product type of natural gas and natural gas liquids ("NGLs"). However, we re-issue our prior comment in part to revise your disclosure relating to the total volumes produced to include the average sales prices by final product sold consistent with the disclosure provided on page 59 of Amendment No. 2. We also note that average sales price of natural gas provided for the Permian and Paradox Basins for the period ending June 30, 2014 remains unchanged from the prior disclosure that was determined using the combined sales price of natural gas and NGLs. Please

advise or revise the disclosure of the average sales price of your natural gas to provide this figure excluding the average sales price of your NGLs for the period ending June 30, 2014.

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Exploration and Production Activities, page 128

Oil and Gas Reserves, page 130

2.      In your response to comment 7 in our letter dated January 20, 2015, you explain that the production figures provided on page 131 of Amendment No. 2 lack correlation to the figures presented on page 59 due to the exclusion of certain production from suspended exploratory test wells for which you do not attribute reserves.  Please expand the disclosure on page 131 to clarify the reason for the apparent lack of correlation to production figures provided elsewhere in your filing on Form 10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.  If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717.  Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Robert L. Kimball
        Vinson & Elkins LLP